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August 16, 2016

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A filed by Foundation Asset Management, LP, Foundation Offshore Master Fund, LTD, Foundation Asset Management GP II, LLC, David Charney, Sky Wilber, Ernest D. Smith and Roslyn B. Payne (the “Solicitation Statement”)

Filed August 5, 2016
File No. 001-02658

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 8, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Foundation Asset Management, LP and the other participants in its solicitation (collectively, “Foundation”), and provide the following responses on Foundation’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Solicitation Statement.

General

1.
The response to the second and third bullet points in prior comment 1 indicates that concern exists Malcolm S. Morris and Stewart Morris, Jr. will place their interest above those of the company’s public stockholders due to their familial relationship. Given that the assertion implies the directors have not properly exercised their fiduciary duties, provide additional support to explain how the reference to the compensation received by the Morris family supports your belief. Please note that each disclosed statement, assertion or belief should be supported by a reasonable basis that is self-evident or disclosed in the filing and should be factually correct in order to comply with Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 16, 2016

Foundation acknowledges the Staff’s comment and has revised its disclosure to further clarify the basis for its belief that Malcolm S. Morris and Stewart Morris, Jr. are at risk of placing the interests of CEO Matthew W. Morris and other members of the Morris family above those of the Company’s public stockholders. Please see page 2 of the Solicitation Statement.

On a supplemental basis, Foundation has clearly couched its belief that Malcolm S. Morris and Stewart Morris, Jr. may be at risk of placing the interests of the Morris family above those of the Company’s public stockholders as Foundation’s opinion and concern. As noted in the Solicitation Statement, stockholder capital has been used on personal expenses of the Morris family, including approximately $1.5 million in expenses associated with horses owned by the Morris family, which is an example of action that benefits the Morris family at the expense of the Company’s public stockholders. Further, Foundation believes that the excessive compensation received by members of the Morris family ($45 million from 2001 to 2014) during a period when the Company’s shareholder returns were negative and significantly trailed its peers also exemplifies action that benefits the Morris family over the Company’s public stockholders (as did allowing the Morris’s to continue to serve as Co-CEOs for over a decade given the destruction of stockholder value that occurred under their leadership). Foundation believes that the foregoing constitutes a reasonable factual basis for Foundation’s concern that Malcolm S. Morris and Stewart Morris, Jr. may be at risk of placing the interests of the Morris family above those of the Company’s public stockholders.

2.
Please revise the disclosure to clarify that if you are able to call a special meeting and remove Malcom S. Morris and Stewart Morris, Jr. as directors, they will still be contractually obligated to stand for election as directors at the 2017 annual meeting, pursuant to the exchange agreement, dated as of January 26, 2016. Please also clarify, if true, that the proposal to elect Ernest D. Smith and Roslyn B. Payne is conditioned on the proposal to remove Malcom S. Morris and Stewart Morris, Jr. from Stewart’s board.

Foundation acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. Please see pages 3, 6 and 9 of the Solicitation Statement and the written request form.

Why you were sent this solicitation statement, 1

3.
The footnote in the table on page 2 references “consensus estimates.” Discussion of valuations should be accompanied by disclosure which facilitates security holders’ understanding of the basis for, the methodology in calculating such value and limitation on the projected value. Please revise you[r] disclosure accordingly. Refer to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Foundation acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. Please see page 2 of the Solicitation Statement.

4.
Refer to the following statement: “...changes to the composition of the Board are required for stockholders to realize the maximum value of their investment.” Please provide us with factual support that a change in Board composition is “required” or order for maximum value to be realized, or delete the assertion.

Foundation acknowledges the Staff’s comment and has revised the Solicitation Statement accordingly. Please see page 1 of the Solicitation Statement.

August 16, 2016

Schedule II

Security Ownership of Certain Beneficial Owners and Management, II-1

5.
Please update this section to provide information as of the most reasonable practicable date. For example, Foundation filed a Schedule 13D on July 28, 2016 indicating a different percentage of ownership that that of the Security Ownership table. We also note that the Company entered into an Exchange Agreement on January 26, 2016 eliminating the dual class structure that relates to the Class B common stock.

Foundation acknowledges the Staff’s comment and confirms that it will update the contents of Schedule II as of the most reasonable practicable date, including with any information contained in any consent revocation statement opposing Foundation’s solicitation to call the special meeting filed by the Company, prior to filing Foundation’s definitive Solicitation Statement. In the Solicitation Statement, Foundation has explicitly noted that “at the 2016 Annual Meeting, the stockholders of the Company approved, among other things, the exchange of 1,050,012 shares of the Company’s Class B Stock for 1,050,012 shares of Common Stock plus $12,000,000 in cash in the aggregate, and accordingly, there are no more shares of Class B Stock outstanding.”

*            *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Ben Bresnahan, Foundation Asset Management, LP
Aneliya Crawford, Olshan Frome Wolosky LLP